UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Lumos Networks Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

550283105
(CUSIP Number)

Michael Huber
Quadrangle GP Investors LLC
375 Park Avenue, 14th Floor
New York, New York 10152
(212) 418-1700

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

October 24, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box . ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Quadrangle GP Investors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,888,940
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,888,940
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,888,940
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.9%
14	TYPE OF REPORTING PERSON: OO

1	NAMES OF REPORTING PERSONS: Quadrangle GP Investors II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,791,898
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,791,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,791,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.4%
14	TYPE OF REPORTING PERSON: PN

1	NAMES OF REPORTING PERSONS: Quadrangle GP Investors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,888,940
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,888,940
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,888,940
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.9%
14	TYPE OF REPORTING PERSON: PN

1	NAMES OF REPORTING PERSONS: Quadrangle Capital Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,011,848
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,011,848
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,011,848
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.7%
14	TYPE OF REPORTING PERSON: PN

1	NAMES OF REPORTING PERSONS: Quadrangle Select Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 109,929
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 109,929
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 109,929
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.5%
14	TYPE OF REPORTING PERSON: PN

1	NAMES OF REPORTING PERSONS: Quadrangle Capital Partners-A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 767,164
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 767,164
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 767,164
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.7%
14	TYPE OF REPORTING PERSON: PN

1	NAMES OF REPORTING PERSONS: QCP GP Investors II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,791,898
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,791,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,791,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.4%
14	TYPE OF REPORTING PERSON: OO

1	NAMES OF REPORTING PERSONS: Quadrangle (AIV2) Capital Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,791,898
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,791,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,791,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.4%
14	TYPE OF REPORTING PERSON: PN

1	NAMES OF REPORTING PERSONS: Quadrangle NTELOS GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,791,898
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,791,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,791,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.4%
14	TYPE OF REPORTING PERSON: OO

1	NAMES OF REPORTING PERSONS: Quadrangle NTELOS Holdings II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,791,898
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,791,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,791,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.4%
14	TYPE OF REPORTING PERSON: PN

Item 1.    Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value US$0.01 per share (the “Common Stock”), of Lumos Networks Corp., a Virginia corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 401 Spring Lane, Suite 300, Waynesboro, Virginia 22980.

Item 2.    Identity and Background.

(a)

This Statement is being filed jointly by Quadrangle GP Investors LLC, Quadrangle GP Investors LP, Quadrangle Capital Partners LP, Quadrangle Select Partners LP, Quadrangle Capital Partners-A LP, QCP GP Investors II LLC, Quadrangle GP Investors II LP, Quadrangle (AIV2) Capital Partners II LP, Quadrangle NTELOS GP LLC and Quadrangle NTELOS Holdings II LP (collectively, the “Reporting Persons”).
Quadrangle GP Investors LLC is the general partner of Quadrangle GP Investors LP, which is the general partner of each of Quadrangle Capital Partners LP, Quadrangle Select Partners LP, and Quadrangle Capital Partners-A LP (collectively, the “QCP Funds”). QCP GP Investors II LLC is the general partner of Quadrangle GP Investors II LP, which is the general partner of Quadrangle (AIV2) Capital Partners II LP (collectively, the “QCP II Funds”).  The QCP II Funds are managing members of Quadrangle NTELOS GP LLC, which is the general partner of Quadrangle NTELOS Holdings II LP.
The managing members of each of Quadrangle GP Investors LLC and QCP GP Investors II LLC are Peter Ezersky and Michael Huber (collectively, the “Managing Members”).

(b)

The address of the principal business of each of the Reporting Persons and each of the Managing Members is 375 Park Avenue, 14th Floor, New York, New York 10152.

(c)

The principal business of each of the Reporting Persons and each of the Managing Members is to invest in securities.

(d)-(e)

In April 2010, certain of the Reporting Persons entered into settlements with the New York Attorney General (the "NYAG") and the Securities and Exchange Commission (the "SEC") relating to public pension fund investments in New York.  Pursuant to these settlements, the Reporting Persons (i) neither admitted nor denied any allegations, (ii) agreed to pay New York State $7,000,000 and the SEC $5,000,000, (iii) were enjoined permanently from engaging in violations of certain federal securities laws (specifically, from engaging in conduct violative of Section 17(a)(2) of the Securities Act of 1933) and (iv) adopted the NYAG's Public Pension Fund Code of Conduct.
Except as noted above, during the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Managing Members, hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Each of the Reporting Persons is organized under the laws of the State of Delaware and each of the Managing Members is a citizen of the United States.

Item 3.    Source and Amount of Funds or Other Consideration.

On October 31, 2011, NTELOS Holdings Corp. effected (i) a one-for-two reverse stock split of the shares of common stock of NTELOS Holdings Corp. and (ii) a distribution immediately thereafter to each NTELOS Holdings Corp. stockholder of one share of Common Stock for each share of NTELOS Holdings Corp. common stock held as of the close of business on October 24, 2011.

Item 4.   Purpose of Transaction.

Please see Item 3, which is incorporated herein by reference.

Certain of the Reporting Persons (the “Quadrangle Parties”) have entered into a Shareholders Agreement, dated as of October 31, 2011, by and among the Issuer, the Quadrangle Parties and certain management shareholders named therein (the “Shareholders Agreement”), a copy of which is attached as Exhibit A to this Statement and which is incorporated herein by reference.  The Shareholders Agreement contains provisions relating to board composition, governance, registration rights and other matters.
Pursuant to the Shareholders Agreement, the Quadrangle Parties are entitled to appoint (i) three directors (at least one of whom must be an Independent Director (as defined in the Shareholders Agreement)) to the board of directors of the Issuer for so long as the Quadrangle Parties’ aggregate ownership (determined in accordance with the Shareholders Agreement) of Common Stock equals or exceeds 20%, (ii) two directors (none of whom must be an Independent Director) if the Quadrangle Parties’ aggregate ownership of Common Stock is less than 20% but equal to or greater than 10%, (iii) one director (who need not be an Independent Director) if the Quadrangle Parties’ aggregate ownership of Common Stock is less than 10% but greater than or equal to 5% and (iv) zero directors if the Quadrangle Parties’ aggregate ownership of Common Stock is less than 5%.  The Quadrangle Parties have selected Michael Huber, Steven Felsher and Robert Guth as their designees to the Issuer’s board of directors, with Mr. Guth serving as an Independent Director.  As directors of the Issuer, Mr. Huber, Mr. Felsher and Mr. Guth may have influence over the corporate activities of the Issuer, including activities that may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
The Reporting Persons intend to review from time to time their investment in the Issuer.  Depending on their review and evaluation of the business, financial position, capital requirements and prospects of the Issuer and the price level of Common Stock, or such other factors as they may deem relevant (including general economic, market and industry conditions and prospects), the Reporting Persons may, among other actions, (a) acquire additional shares of Common Stock on the open market, on a privately negotiated basis, or otherwise, (b) sell all or any part of the shares of Common Stock held by them pursuant to Rule 144 under the Securities Act of 1933, in privately negotiated transactions, in sales registered or exempt from registration under the Securities Act of 1933 or otherwise, (c) distribute shares of Common Stock to various of their partners or members or (d) engage in any combination of the foregoing or other alternative courses of action, in each case subject to the Shareholders Agreement.  As part of their ongoing review, the Reporting Persons have engaged and/or may in the future engage legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Issuer.
Subject to the Shareholders Agreement, the Reporting Persons may enter into derivative transactions or hedging transactions with respect to the shares of Common Stock held by them.  Any open market or privately negotiated purchases, sales, distributions or other transactions by the Reporting Persons may be made at any time without additional prior notice, subject to the terms of the Shareholders Agreement.  Any alternative that the Reporting Persons may pursue will depend upon a variety of factors, including without limitation current and anticipated future trading prices of Common Stock, the financial condition, results of operations and prospects of the Issuer and the Reporting Persons and general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.
Other than as described in this Statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule

13D; provided that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5.    Interest in Securities of the Issuer.

(a)

As of the date hereof, (i) Quadrangle Capital Partners LP holds 2,011,848 shares of Common Stock, or approximately 9.7% of the outstanding Common Stock; (ii) Quadrangle Select Partners LP holds 109,929 shares of Common Stock, or approximately 0.5% of the outstanding Common Stock; (iii) Quadrangle Capital Partners-A LP holds 767,164 shares of Common Stock, or approximately 3.7% of the outstanding Common Stock; and (iv) Quadrangle NTELOS Holdings II LP holds 2,791,898 shares of Common Stock, or approximately 13.4% of the outstanding Common Stock.
Each of Quadrangle GP Investors LP, as the general partner of each of the QCP Funds, and Quadrangle GP Investors LLC, as the general partner of Quadrangle GP Investors LP, may be deemed to beneficially own the 2,888,940 shares of Common Stock held by the QCP Funds, or approximately 13.9% of the outstanding Common Stock.
Each of Quadrangle NTELOS GP LLC, as the general partner Quadrangle NTELOS Holdings II LP; the QCP II Fund, as the managing members of Quadrangle NTELOS GP LLC; Quadrangle GP Investors II LP, as the general partner of each of the QCP II Funds; and QCP GP Investors II LLC, as the general partner of Quadrangle GP Investors II LP, may be deemed to beneficially own the 2,791,898 shares of Common Stock held by Quadrangle NTELOS Holdings II LP, or approximately 13.4% of the outstanding Common Stock.
In the aggregate, the Reporting Persons may be deemed to beneficially own 5,680,838 shares of Common Stock, or approximately 27.3% of the outstanding Common Stock.  Each of the Reporting Persons expressly disclaims beneficial ownership of any shares of Common Stock not held directly by such Reporting Person.
The percentage interest of the Reporting Persons in this Statement is based on the 20,812,216 shares of Common Stock reported to be outstanding as of October 31, 2011 in NTELOS Holdings Corp.’s Form 4 filed on November 2, 2011.

(b)

See rows 7-10 of each cover page for information regarding the power to vote or direct the vote and the power to dispose or direct the disposition of shares of Common Stock by the Reporting Persons.

(c)

Please see Item 3 and Item 4, which are hereby incorporated by reference. Except as set forth in Item 3 and Item 4, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Managing Members, has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d)     Inapplicable.

(e)     Inapplicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Please see Item 3 and Item 4, which are incorporated herein by reference.

Except as set forth in this Statement, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

Exhibit A: Shareholders Agreement, dated as of October 31, 2011, by and among the Quadrangle Parties, Lumos Networks Corp. and the management shareholders named therein.  Incorporated by reference to Exhibit 4.2 to the Issuer’s Form 10-12B (File No. 001-35180) filed with the Securities and Exchange Commission on August 9, 2011.

Exhibit B:  Joint Filing Agreement, dated as of November 3, 2011.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 3, 2011

QUADRANGLE CAPITAL PARTNERS LP
By:	Quadrangle GP Investors LP, as its General Partner
By:	Quadrangle GP Investors LLC, as its General Partner
By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	Managing Member

QUADRANGLE GP INVESTORS LP
By:	Quadrangle GP Investors LLC, as its General Partner
By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	Managing Member

QUADRANGLE GP INVESTORS LLC
By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	Managing Member

QUADRANGLE SELECT PARTNERS LP
By:	Quadrangle GP Investors LP, as its General Partner
By:	Quadrangle GP Investors LLC, as its General Partner
By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	Managing Member

QUADRANGLE CAPITAL PARTNERS-A LP
By:	Quadrangle GP Investors LP, as its General Partner
By:	Quadrangle GP Investors LLC, as its General Partner
By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	Managing Member

QUADRANGLE NTELOS HOLDINGS II LP
By:	Quadrangle NTELOS GP LLC, as General Partner
By:	Quadrangle (AIV2) Capital Partners II LP, as Managing Member
By:	Quadrangle GP Investors II LP, as General Partner
By:	QCP GP Investors II LLC, as General Partner
By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	Managing Member

QUADRANGLE NTELOS GP LLC

By:	Quadrangle (AIV2) Capital Partners II LP, as Managing Member
By:	Quadrangle GP Investors II LP, as General Partner
By:	QCP GP Investors II LLC, as General Partner
By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	Managing Member

QUADRANGLE (AIV2) CAPITAL PARTNERS II LP
By:	Quadrangle GP Investors II LP, as General Partner
By:	QCP GP Investors II LLC, as General Partner
By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	Managing Member

QUADRANGLE GP INVESTORS II LP

By:	QCP GP Investors II LLC, as General Partner
By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	Managing Member

QCP GP INVESTORS II LLC

By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	Managing Member